January 8, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ajay Koduri, Senior Attorney

RE: US Nuclear Corp

Registration Statement on Form S-1

File No. 333-200135

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Koduri:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, US Nuclear Corp (the "Registrant") hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-200135), as amended (the "Registration Statement"), so that it may become effective at 12:00 p.m. Eastern Daylight Time on January 13, 2015, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Paesano Akkashian P.C., by calling Anthony R. Paesano, Esq., at (248) 792-6886.

The Company acknowledges the following:

•	should the Commission of the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

US Nuclear Corp.

/s/ Robert I. Goldstein

Robert I. Goldstein

President & CEO, Chairman of the Board of Directors

cc. Anthony R. Paesano, Paesano Akkashian P.C.

US Nuclear Corp. 7051 Eton Avenue Canoga Park, CA 91303

www.usnuclearcorp.com

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